RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

August 10, 2007

VIA EDGAR AND FACSIMILE

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed June 21, 2007
Form 6-K Filed May 21, 2007
File No. 000-29742

Dear Mr. Kronforst:

The purpose of this letter is to respond to your letter of August 3, 2007 with respect to the above-captioned filings. For ease of reference, your original comments are followed by our responses.

From 20-F for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1. Your response to prior comment number 4 indicates that "there are instances that involve arrangements that include product and service elements that are bundled together (i.e., arrangements accounted for using contract accounting). In such situations, [you] allocate revenues recognized amongst the relevant revenue line items." This response suggests that you are allocating revenues within the scope of SOP 81-1 to product and service line items within your income statement despite the fact that such revenues not recognized separately. Describe the services provided in these arrangements and compare them to those for which VSOE has been established and are recognized separate from product revenue in accordance with SOP 97-2. As part of your response, explain whether the complexity and duration of the services, nature of the employees performing the services, and prices charged are similar. As your response implies that arrangements subject to contract accounting represent one example of such allocations, describe any other arrangements for which revenues are bundled for recognition purposes, but are allocated for income statement presentation purposes.

        United States Securities and Exchange Commission

        August 10, 2007

Response: In response to the Staff’s comment, please be advised that the Company applies SOP 81-1 in respect of arrangements that involve the selling of license together with significant customization, integration and development (hereinafter: “services”). Such services include significant alterations of features and functionality, result in a significant amount of new code and may also involve the building of complex interfaces. Such services provided within bundled transactions (for which SOP 81-1 is applied) are performed by our standard software developers. The same services are also sold separately by us to existing customers who require additional customization of our software and are charged to such customers on the basis of standard price rates which represent our VSOE for such services. As discussed in our previous response to comment number 4, the VSOE mentioned above is used for the allocation of revenues recognized from such bundled arrangements during the reported period between product sales and service provided in our income statement.

In addition, please also be advised that there are no other types of arrangement for which revenues are bundled for recognition purposes but are allocated for income statement presentation purposes.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any of our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        United States Securities and Exchange Commission

        August 10, 2007

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at 972-(9) 776-6677 or our attorneys, Mr. Howard E. Berkenblit, Esq. at (617) 338-2979 or Yair Estline, Esq. at (212) 660 5001 if you have any questions or require additional information.

Respectfully,

RETALIX LTD.

/s/ Daniel Moshaioff
By: Daniel Moshaioff
Title: Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.
Yair Estline, Esq.